Filed by FG Imperii Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FG Imperii Acquisition Corp.

Commission File No. 001-43056

Date: November 9, 2026

On November 9, 2026, Alan Konevsky, Chief Executive Officer of tZERO Group, Inc., appeared as a guest on CoinDesk's Public Keys. The following is a transcript of the interview:

Jenn: Welcome back to CoinDesk's Public Keys from the New York Stock Exchange. Tokenization firm tZERO announced plans last week to go public through a SPAC deal valuing the company at $350 million. It's also moving into derivatives and prediction markets after the [00:23:00] CFTC approved tZERO as a derivatives clearing organization.

Joining me now is Alan Konevsky, CEO of tZERO. Hey, Alan.

Alan: Hi. How are you? Delighted to be here.

Jenn: Thank you for being here. We are having, um, a tokenization show it seems today. Uh, I just said in my intro you are planning to go public via SPAC. Talk to us a little bit about your plans and why SPAC versus something like, I don't know, an IPO.

Alan: Yeah, absolutely. Um, look, tZERO in many respects is one of the original innovators in this industry. We were one of the first tokenization infrastructure providers, and as we went about the development and maturation of our business, it's pretty clear that the next step in this industry requires a more solid footing, a more transparent footing, validation as a public company, access to capital stability, uh, and becoming a public company that is more [00:24:00] competitive from that perspective is the right next step for us.

You know, we were fortunate to find terrific partners in FG Imperii that bring industry-leading experience with public capital markets, uh, transactions, as well as deep sector experience in digital assets on the Imperii side. And, uh, you know, it's, it's a terrific group of people who are gonna accompany us on the next step of, uh, tZERO's evolution as tokenization infrastructure provider.

Jenn: When we talk about tokeniz- tokenization infrastructure, just lay a foundation for me. What should investors know about tZERO?

Alan: Yeah, absolutely. We are one of the most diversified infrastructure providers in the ecosystem. We operate not only end-to-end turnkey infrastructure platform for tokenized securities, from the technical aspect of tokenization to issuance to secondary trading to custody.

We're one of the first two [00:25:00] broker-dealers permitted to custody assets on chain going back to 2024, uh, to digital transfer agency. Um, the New York Stock Exchange and ICE picked us as one of their design partners on, uh, on their tokenization platform. Um, that's, that's on the tokenized security side. A- as you mentioned, uh, we are unblocking a second vertical on tokenized derivatives, uh, including perps, prediction markets, and other crypto products infrastructure.

Um, again, the idea is to offer that, uh, as an end-to-end turnkey service to a range of institutional customers, uh, whether they are, uh, broker-dealers or other financial institutions, non-US market participants, uh, asset managers, unregulated fintech platforms, blockchain ecosystems, and the like that don't have the right regulated compliance operational assets in order to enable them to either access or create tokenized products in a compliant, uh, way in the US, uh, and to do [00:26:00] it quickly and effectively.

And that's, you know, that's really the premise. You know, when you think about, as an example, there are about 3,200 broker-dealers in the US, you know, probably three quarters of a million or more, uh, uh, registered professionals. That ecosystem in and of itself, uh, is, is largely unprepared for the kind of connectivity, for the kind of infrastructure needs, uh, that they have in order to access, uh, tokenized securities, tokenized derivatives, and, uh, and other asset classes.

Uh, w- when you look at it from the crypto side and you look at the diversification, the push, not away from, but in addition to crypto, uh, to, uh, other tokenized asset classes, the... At this point, you can call them that, the traditional crypto market participants don't have the right rails in place either.

And so there's an infrastructure gap both from a traditional side and the crypto side, where, uh, tZERO is prepared to meet. And our offering is deeper, broader, horizontally, [00:27:00] um, interoperable, uh, among the different asset, uh, types that we, um, uh, that we support. And look, you know, each of these things take a long time to develop and put in place and operationalize.

When, uh, when you look at the total package, you know, you really have an, uh, a value proposition that I believe is unmatched in the marketplace.

Jenn: I asked our last guest, you know, what's the timeline for tokenization? When is it really gonna have its, um, I, I don't wanna say this, but I'm gonna say it, its mainstream moment?

When are we gonna stop talking about the infrastructure and the tokenization, and it really is just gonna be the backbone to, um, financial markets? Uh, can you put a timeline to that?

Alan: You know, I, um, I don't think there's gonna be a single inflection point where you go back in time and you're gonna say, "Before it was X and after it's Y."

You're gonna have a series of maturation points as you've had in the industry to date that bring y- you know, that brings you to this level. I'll tell you, from my perspective, [00:28:00] you know, that point in time is gonna be when people, and I think you touched on it, stop talking about tokenization, stop top- stop talking about bifurcation between tokenized and traditional, and just talk about assets.

And in a sense, that is happening already. But although I'll tell you, some of the touch points that we still need to address is to increasingly make people feel more comfortable about custody. Uh, that is a topic. Regulated custody, like what we provide, uh, uh, on the securities, on the derivative side, uh, is, uh, is important.

Um, uh, making people feel more comfortable with self-custody as well and developing innovative products that combine some of the features of onchain self-custody with some of the, uh, comfort elements of regulated custody is gonna be, uh, really critical. Providing more functionality, more utility, uh, and interoperability and, you know, your other guests talked about that as well.

No one tokenizes assets in order to put 'em in an account or desk drawer. The [00:29:00] critical topic is how you can provide the kinds of utility functionalities around collateral management, around borrowing and lending. Uh, uh, the short interest farming piece of common equities that is, you know, that was never a product but will be a product, including, uh, at a retail level.

I think those are gonna be the critical, uh, items that will drive the industry, and you're gonna have a series of inflection points as opposed to kind of one big parting of the Red Sea moment.

Jenn: Alan, I didn't push Billy on this, and I'm sorry, because in a way I guess you're paying for it. But do you think it's gonna be five, 10, 20 years?

Um, can you, can you put a number to it?

Alan: Yeah, look, I'm sorry, I'm not being evasive. You know, look, I, I think it's under five years. You know, when you look, look at some examples, look at examples of, uh, uh, in the securities industry ar- around electronification, right? These things usually take somewhere between 5 to 10 years, uh, in order, in order to really get the full traction that you expect.

Look at [00:30:00] e-commerce and the shift from traditional retailers to having functional online platforms or just standalone online retailers and, you know, you all know the examples. 5 to 10-year process. I think tokenization is already, you know, at least, you know, three to five years into it. So I think you're looking at a very short horizon.

And, and again, it's, it's, it's gonna be a boiling the frog moment where in every year, every week, you're gonna see more product, more, uh, more penetration, uh, into this space. So that's, uh, that's my perspective. And that's why, you know, folks like us who stand ready to enable, uh, the traditional and the digital, uh, asset ecosystem to get deeper into tokenized assets quickly, uh, are really important.

Because if you have to rebuild this thing yourself and you need two to three years to do it, you're gonna be behind the curve.

Jenn: Alan, we gotta leave it there. Thanks so much for joining the show. It was a pleasure having you on.

Alan: Likewise. Thanks for having us on. [00:31:00]

Jenn: That was Alan Konevsky, the CEO of tZERO.

On November 9, 2026, tZERO Group, Inc. posted the following information on its social media sites:

LinkedIn

tZERO is preparing to enter the public markets at a pivotal time for tokenization.

What comes next for the company – and for the industry?

Speaking with @Jennifer Sanasie on @CoinDesk's Public Keys from the NYSE, @tZERO Group, Inc. CEO @Alan Konevsky discussed the company's proposed business combination with FG Imperii SPAC and why becoming a public company is an important next step in tZERO's evolution.

As Alan explained, there's a significant infrastructure gap for both traditional financial institutions and the crypto ecosystem players looking to access tokenized securities and derivatives – and tZERO has the regulated infrastructure to address it.

With capabilities spanning tokenization, trading, custody and transfer agency, and a growing derivatives business encompassing perpetual futures and prediction markets, tZERO is positioning itself to support the next phase of institutional adoption.

And how soon could tokenization become mainstream? The answer is, if you aren’t doing it now, you will be late.

Watch the full conversation to hear why tZERO is going public, where Alan sees the greatest opportunities, and what it will take for tokenized assets to become part of everyday financial markets.

https://www.coindesk.com/video/ondo-tops-4b-and-tokenizes-anthropic-as-tzero-eyes-350m-spac

This post contains forward-looking statements and relates to a proposed transaction. See the announcement below for important information, including risk factors and where to find the registration statement/proxy statement when available. This is not an offer to sell or a solicitation of an offer to buy any securities.

https://www.tzero.com/news/tzero-a-leader-in-tokenization-infrastructure-to-go-public-via-business-combination-with-fg

X/Twitter

Why is @tZERO going public now?

CEO @Alan_Konevsky joins @JennSanasie on @CoinDesk's Public Keys to discuss the proposed FG Imperii SPAC merger, why becoming a public company is an important next step in tZERO's evolution, tZERO's expansion into derivative infrastructure-as-a-service and why he believes tokenization will go mainstream.

Watch the interview: https://www.coindesk.com/video/ondo-tops-4b-and-tokenizes-anthropic-as-tzero-eyes-350m-spac

This post contains forward-looking statements and relates to a proposed transaction. See the announcement below for important information, including risk factors and where to find the registration statement/proxy statement when available. This is not an offer to sell or a solicitation of an offer to buy any securities.

https://www.tzero.com/news/tzero-a-leader-in-tokenization-infrastructure-to-go-public-via-business-combination-with-fg

Disclosures

tZERO Group, Inc.

tZERO is tokenizing Wall Street. We and our SEC- and CFTC-registered subsidiaries are enabling the tokenization economy by offering institutional market participants end-to-end financial infrastructure-as-a-service (IaaS). Using tZERO's IaaS offering, institutions can provide new digital market capabilities to their clients without building the entire regulatory and technology stack themselves. Our B2B and B2B2C partnership models enable institutions to make our infrastructure as visible or invisible as they require, while we handle the regulatory and operational components. All technology services are offered through tZERO Technologies, LLC. For more information, please visit our website.

About FG Imperii Acquisition Corp.

FG Imperii Acquisition Corp. (Nasdaq: FGII) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in the North American financial services sector. FG Imperii’s leadership combines the transaction and public company experience of the Fundamental Global organization with the crypto, Web3 and digital asset capital markets expertise of Imperii Partners. For more information, please visit https://fgimperii.com.

About tZERO Digital Asset Securities, LLC

tZERO Digital Asset Securities, LLC is a broker-dealer registered with the SEC and a member of FINRA and SIPC. It is the broker-dealer custodian of all digital asset securities offered on tZERO’s online brokerage platform. Digital asset securities may not be “securities” as defined under the Securities Investor Protection Act (SIPA) – and in particular, digital asset securities that are “investment contracts” under the Howey test but are not registered with the Securities and Exchange Commission are excluded from SIPA’s definition of “securities” – and thus the protections afforded to securities customers under SIPA may not apply. More information about tZERO Digital Asset Securities may be found on FINRA’s BrokerCheck.

About tZERO Securities, LLC

tZERO Securities, LLC is a broker-dealer registered with the SEC and a member of FINRA and SIPC. It is the operator of the tZERO Securities ATS. More information about tZERO Securities may be found on FINRA’s BrokerCheck.

About tZERO Transfer Services, LLC

tZERO Transfer Services, LLC is a transfer agent registered with the SEC. More information about tZERO Transfer Services may be found on the SEC's Edgar: https://www.sec.gov/search-filings.

About tZERO Introducing Broker, LLC

tZERO Introducing Broker, LLC is registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker and is a member of the National Futures Association ("NFA"). More information about tZERO Introducing Broker, LLC may be found using NFA's BASIC search at https://www.nfa.futures.org/BasicNet/basic-search-landing.aspx.

About tZERO Capital Partners, LLC

tZERO Capital Partners, LLC is an Exempt Reporting Advisor. More information about tZERO Capital Partners may be found on FINRA’s BrokerCheck.

Investor Notice

Digital asset securities, derivatives, as well as any particular investment, may not be suitable or appropriate for everyone. Investors should note that investing or trading in securities, futures, options, swaps, and event contracts could involve substantial risks, including no guarantee of returns, costs associated with selling and purchasing, and holding positions, and no assurance of liquidity which could impact their price and investor’s ability to sell, enter or exit a position, and possible loss of principal invested, including the possibility of losing more than your initial investment where leverage or margin is involved. There are also unique risks specific to digital assets, including, without limitation, fraud, manipulation, theft, and loss.

Futures, options, swaps, and event contracts carry additional risks specific to derivatives, including, without limitation, the potential for rapid and substantial losses due to leverage, the risk that a position cannot be closed at a favorable price or at all, and, with respect to event contracts specifically, the risk that a contract's terms, settlement, or continued listing may be affected by evolving regulatory requirements, including determinations by the Commodity Futures Trading Commission as to whether an event contract may be listed or must be delisted.

This notice is a general summary and does not describe every risk associated with these products. Before trading futures, options, swaps, or event contracts, you should review the applicable CFTC risk disclosure statement furnished to you at account opening, which is a distinct, regulation-required document and is not superseded or replaced by this notice.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements”. All statements contained in this communication that do not relate to matters of historical fact should be considered forward-looking. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “strategy,” “outlook,” the negative of these words or other similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding tZERO’s and FG Imperii’s expectations concerning the outlook for tZERO’s business, financial performance, business strategy, technology, research and development, regulatory approvals, potential market opportunity, anticipated trends in tZERO’s business, timing and likelihood of success, plans and objectives of management for future operations, the successful consummation and potential benefits of the proposed business combination, and expectations related to the terms and timing of the proposed business combination.

These forward-looking statements are based on information available as of the date of this communication and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing tZERO’s or FG Imperii’s views as of any subsequent date, and neither tZERO nor FG Imperii undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of FG Imperii’s securities; the amount of redemption requests made by FG Imperii’s public shareholders and the failure to satisfy the conditions to the consummation of the proposed business combination, including the failure of FG Imperii’s shareholders or tZERO’s shareholders to approve the proposed business combination; risks related to the scaling of tZERO’s business and the timing of expected business milestones; the ability to meet stock exchange listing standards in connection with the consummation of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that may be initiated following announcement of the proposed business combination; the combined company’s continued listing on NYSE American; the risk that the proposed transaction disrupts current plans and operations of tZERO as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and partners and retain its management and key employees; costs related to the proposed business combination; risks associated with changes in laws or regulations applicable to tZERO’s products and services; the possibility that the combined company may be adversely affected by other economic, geopolitical, business and/or competitive factors; the ability of tZERO or the combined company to raise capital in the future; and other risks and uncertainties that will be detailed in the Proxy Statement/Prospectus (as defined below) and as indicated from time to time in FG Imperii’s filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

tZERO and FG Imperii caution that the foregoing list of factors is not exclusive. tZERO and FG Imperii caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Forward-looking statements are not guarantees of future performance. Neither tZERO nor FG Imperii gives any assurance that either tZERO or FG Imperii will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by tZERO or FG Imperii or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the proposed business combination, FG Imperii and tZERO intend to file with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of FG Imperii and a preliminary prospectus relating to the securities to be issued in connection with the proposed business combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective, FG Imperii plans to mail a definitive Proxy Statement/Prospectus to its shareholders as of a record date to be established for voting on the proposed business combination. FG Imperii will also file other documents regarding the proposed business combination with the SEC. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that tZERO or FG Imperii may file with the SEC or send to their respective shareholders in connection with the proposed business combination.

This communication does not contain all of the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF FG IMPERII AND TZERO ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TZERO, FG IMPERII, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

INVESTORS AND SECURITYHOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY TZERO AND FG IMPERII THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, THE DOCUMENTS FILED BY FG IMPERII MAY BE OBTAINED BY WRITTEN REQUEST TO FG IMPERII AT 104 S. WALNUT STREET, UNIT 1A, ITASCA, IL 60143, AND THE DOCUMENTS FILED BY TZERO MAY BE OBTAINED BY WRITTEN REQUEST TO TZERO AT 10 WEST BROADWAY, SUITE 700, SALT LAKE CITY, UT 84101.

Participants in the Solicitation

FG Imperii, tZERO and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from FG Imperii’s shareholders in connection with the proposed business combination. INFORMATION ABOUT FG IMPERII’S DIRECTORS AND EXECUTIVE OFFICERS AND THEIR OWNERSHIP OF FG IMPERII’S SECURITIES IS SET FORTH IN FG IMPERII’S FILINGS WITH THE SEC. A LIST OF THE NAMES OF TZERO’S DIRECTORS AND EXECUTIVE OFFICERS AND INFORMATION REGARDING THEIR INTERESTS IN THE PROPOSED BUSINESS COMBINATION WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THOSE PERSONS AND OTHER PERSONS WHO MAY BE DEEMED PARTICIPANTS IN THE PROPOSED BUSINESS COMBINATION MAY BE OBTAINED BY READING THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN AVAILABLE. Investors and securityholders should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FG Imperii, tZERO or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law. Distribution of this communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in which such distribution or use would be contrary to local law or regulation.